writer's direct dial:	(302) 475-6756
telecopy:	(302) 475-3555
email:	kbelohoubek@dovermotorsports.com

August 19, 2005

Celeste M. Murphy
Special Counsel
Office of Mergers and Acquisitions
US SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20549-0303

  Re:
  Dover Motorsports, Inc.
  Schedule TO-I filed on August 10, 2005
  File No. 005-47265

Dear Ms. Murphy:

        Thank you for your comment letter dated August 16, 2005. In response to your letter, we have prepared Amendment Number 1 to the Schedule TO and are filing it contemporaneously herewith.

        Our response to your comment letter follows. For ease of reference, we first reproduce the entire comment in underlined text and then provide our response.

Schedule TO-I
Where You Can Find More Information, page ii

1.
Please note that the address of the SEC has changed. The new address should be listed as 100 F Street, N.E., Washington, DC 20549.

    We will revise the fourth sentence to read as follows: "You may read and copy any document we file with the SEC at the SEC's public reference room located at 100 F Street, N.E., Washington, D.C. 20549."

Factors That May Affect Operating Results: Forward-Looking Statements, page iii

2.
The safe harbor for forward-looking statements in the Private Securities Litigation Reform Act of 1995 does not by its terms apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act of 1933 and Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Therefore, your reference to the defined term "forward-looking statements" within the meaning of the federal securities laws is inappropriate. Please delete the reference or add language clarifying that the safe harbor for forward looking statements provided in the Reform Act is not available for statements made in connection with a tender offer.

    Please note that we did not state in this Section that our forward looking statements were covered by the safe harbor. However, to avoid any doubt, we will add a sentence to the end of this Section to read as follows: "The Private Securities Litigation Reform Act of 1995 provides a safe harbor for certain forward looking statements, however, that safe harbor does not by its terms apply to statements made in connection with a tender offer."

Conditions of the Offer, page 10

3.
In the first paragraph, you state that you may decide to terminate the exchange offer if one of the listed offer conditions occurs and you make the secondary determination that it is "inadvisable to proceed with the offer..." If a listed offer condition is implicated by events that occur during the exchange offer such that the offer condition is deemed to be "triggered" and may be asserted, the purchasers must promptly disclose that they have made a decision to either waive the offer condition in order to properly continue the offer or assert the condition and terminate the offer. You may not tacitly waive the offer condition by failing to assert it. As you are aware, waiver of a material offer condition may require an extension of the offer and/or dissemination of additional offering material. Please confirm your understanding in a supplemental response.

    We hereby confirm our understanding of this disclosure obligation and that it may require an extension of the offer and/or dissemination of additional offering material.

4.
In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. In the last paragraph in this section, the phrase "regardless of the circumstances giving rise to any such condition" implies that you may assert an offer condition even when the condition is "triggered" by your own action or inaction. Please revise in accordance with our position.

    We will add the language "(other than circumstances where the condition is triggered by our own action or inaction)"immediately following the phrase "regardless of the circumstances giving rise to any such condition."

5.
See our last comment above. In order to comply with the requirements of Schedule TO and Item 1004 of Regulation M-A, all offer conditions must be described with reasonable specificity, such that your shareholders may understand the terms of your offer. In this regard, quantify condition (ii) in the fourth bulleted offer condition.

    We will quantify condition (ii) in the fourth bulleted offer condition by deleting the words "any material decline, in our reasonable judgment," and inserting the words "a decrease of more than 15%".

Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals, page 12

6.
We note that the Estate of John W. Rollins owns 10,311,960 shares of Class A Common Stock and intends to tender all of those shares into this offer. We also note that the executor of the Estate is director Henry B. Tippie, who has entered into a Stockholder Voting Agreement with fellow director R. Randall Rollins. Please expand this section to discuss whether this offer is being conducted, in whole or in part, to allow the shares held by the Estate of John W. Rollins to be liquidated. In this regard, discuss the role played by the Estate through its executor Mr. Tippie in initiating, negotiating or structuring the offer, including any discussions between the Estate and the company regarding disposing of the Class A Common Shares held by the Estate. We may have further comments.

    The Estate of John W. Rollins (the "Estate") owns 10,311,960 shares of Class A Common Stock. As we note in the Offer to Purchase, the Estate has indicated to us an intention to tender about one-fifth of its holdings. It is not tendering all of its shares into the Offer, nor is it liquidating its interest in the Company. To the contrary, the Estate will remain our single largest shareholder following completion of the Offer. Please refer to the following discussions concerning this in the Offer to Purchase:

  •
  Summary Term Sheet, page v:

      Will directors, executive officers and affiliates of the Company participate in the Offer?

      We have been advised by our directors and executive officers that they do not intend to participate in the Offer. We have been advised that our largest stockholder, the Estate of John W. Rollins, currently intends to tender 2,311,960 shares of Class A Common Stock, representing approximately 22.4% of its Class A Common Stock holdings. The Estate has no shares of Common Stock. At any time prior to the expiration date of the Offer, the Estate may elect to tender a different number of shares or may choose not to tender any shares. Excluding the holdings of the Estate, the majority of our Class A Common Stock is owned by our directors and executive officers and members of their respective families. We have been advised that these holders do not intend to participate in the Offer. See Section 13, "Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Common Stock."

  •
  Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Common Stock—Beneficial Ownership of Affiliates, page 19:

      Beneficial Ownership of Affiliates

      Our largest stockholder is the Estate of John W. Rollins. The Estate owns 10,311,960 shares of Class A Common Stock, or 44.4% of our outstanding shares of Class A Common Stock and no shares of Common Stock. These shareholdings represent 41.4% of the combined voting power of both classes or our stock. We have been advised that the Estate presently intends to tender 2,311,960 shares of Class A Common Stock, representing approximately 22.4% of its Class A Common stock holdings. At any time prior to the expiration date of the Offer, the Estate may elect to tender a lower or higher number of shares or may choose not to tender any shares. Excluding the holdings of the Estate, the majority of our Class A Common Stock is owned by our directors and executive officers and members of their respective families. We have been advised that these holders do not intend to participate in the Offer.

      If we purchase all 1,706,543 shares of Common Stock and all 2,323,019 shares of Class A Common stock pursuant to the Offer and assuming that all of the shares tendered by the Estate are purchased by us, the Estate will continue to be our largest shareholder and will beneficially own 8,000,000 shares of Class A Common Stock, or 38.3% of our outstanding shares of Class A Common Stock, representing 35.6% of the combined voting power of both classes of our stock.

    We set forth the purpose of the Offer in Section 9 beginning on page 12. The purpose is not to liquidate the holdings of the Estate. We will expand this Section to more fully describe Mr. Tippie's role both as executor of the Estate and as Chairman of our Board of Directors and the manner in which the Board approved the Offer by adding the following to the end of the Section entitled Purpose of the Offer:

      "On June 13, 2005, the Company established a Special Committee of the Board of Directors to explore a self tender as a means to enhance shareholder value. The Special Committee was comprised of two directors, R. Randall Rollins and Kenneth K. Chalmers, each of whom is also a member of our Audit Committee and designated in our annual proxy statement as an "independent director" and as an "audit committee financial expert" as those terms are defined by applicable New York Stock Exchange and Securities and Exchange Commission rules and regulations. The Special Committee, in turn, retained the investment banking firm of Raymond James & Associates, Inc. ("Raymond James") to provide us with certain advisory services. Raymond James is also acting as dealer manager for the Offer.

      The determinations relative to the appropriate structure and size for a self-tender and the offering price of $7.00 per share were initially made by the Special Committee. The Special Committee made its recommendations to the full Board of Directors and they were unanimously accepted by the Board on August 5, 2005—the same day that we announced our intention to commence the Offer. Raymond James assisted in our deliberations with presentations made both to the Special Committee and to the full Board of Directors.

      Our largest stockholder, the Estate of John W. Rollins (the "Estate") currently intends to tender 2,311,960 shares of Class A Common Stock in the Offer. This represents approximately 22.4% of its holdings. Assuming all of these shares are purchased, the Estate will continue to be our largest stockholder and will beneficially own 8,000,000 shares of Class A Common

      Stock. Please refer to Section 13—Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Common Stock.

      Henry B. Tippie is the non-executive Chairman of our Board of Directors and also the executor of the Estate. Mr. Tippie participated in both the deliberations and the vote by the Board. Mr. Tippie is not a beneficiary of the Estate. Mr. Tippie's status as executor of the Estate and the Estate's interest in participating in the Offer were known to the Special Committee, the full Board of Directors and its advisors, including Raymond James. However, the Estate had no role in setting the terms of the Offer."

7.
As noted in our last comment above, director Henry B. Tippie controls the Class A Common Shares of the company held by the Estate of John W. Rollins. In addition, Messrs. Jeffrey Rollins, John W. Rollins, Jr. and R. Randall Rollins are all related to one another. Are they also related to the late John W. Rollins? If so, discuss any potential conflict of interest or benefit such company insiders (who approved this tender offer) may receive as a result of this tender offer and the intent of the Estate to liquidate all Class A Common Stock it owns in the offer. In this regard, it appears that since all other shares of Class A Common are held by corporate insiders who currently do not intend to tender, all of the Class A Common Shares to be tendered by the Estate will be purchased if the offer is consummated.

    As noted in our response to Comment 6, it is not the intent of the Estate to liquidate all Class A Common Stock it owns in the Offer. We note in the Offer to Purchase that our purchase of shares is consistent with our long term goal of maximizing stockholder value. We do not believe it would be appropriate for us to make predictions as to the future trading prices of our Common Stock in the Offer to Purchase and we have not done so. However, we believe that the Offer is more likely than not to result in higher share prices after consummation of the Offer than existed prior to the Offer. This would be consistent with the experience of other companies that have effected self tenders. If this turns out to be the case, the holdings of the Estate may be worth more after consummation of the Offer than prior to the Offer. The same holds true for the shares held by any other stockholder. Since the Offer is being effected on a pro rata basis by class, the Estate is not being treated any differently than any other stockholder. We do not know if all shares tendered by the Estate will be accepted. We are not aware of any other holders of Class A Common Stock that intend to participate in the Offer. As noted in the Offer to Purchase, the majority of the Class A Common Stock is held by officers and directors and they have all indicated that they do not intend to participate in the Offer. There are, however, other Class A Common Stock holders, such as the Estate of Melvin L. Joseph (which holds 860,000 shares of Class A Common Stock), that are not insiders and that may choose to tender. With regard to R. Randall Rollins, John W. Rollins, Jr. and Jeffrey W. Rollins, we do not believe there are any conflicts of interest. R. Randall Rollins is the nephew of John W. Rollins, Sr. John W. Rollins, Jr. and Jeff W. Rollins are sons of John W. Rollins, Sr. R. Randall Rollins is not a beneficiary of the Estate. Michele M. Rollins, the widow of John W. Rollins, Sr. is the primary beneficiary under the Estate. John W. Rollins, Jr. and Jeffrey W. Rollins have a contingent beneficial interest in certain assets of the Estate, including its shares of Class A Common Stock, since it is possible that they may receive shares of Class A Common Stock held by the Estate (or proceeds from the sale of those shares) upon the death of Michele M. Rollins. Accordingly, we view this interest as too attenuated to pose any potential conflict of interest—particularly since the Estate is only tendering about one-fifth of its holdings and is not being treated any differently than any other stockholder. As noted above, the Offer was approved by a Special Committee of independent directors and then unanimously approved by the full Board of Directors.

    However, we will add the below paragraph to the end of the language added in our response to Comment 5, to read as follows:

      "Three members of our Board of Directors are related to John W. Rollins, Sr.—namely R. Randall Rollins, John W. Rollins, Jr. and Jeffrey W. Rollins. We do not believe that the intent of the Estate to participate in the Offer creates any conflict of interest with respect to the vote of these Directors approving the Offer. Michele M. Rollins, the widow of John W. Rollins, Sr. is the primary beneficiary of the Estate. R. Randall Rollins is not a beneficiary of the Estate and John W. Rollins, Jr. and Jeffrey W. Rollins have a contingent beneficial interest in certain assets of the Estate, including its shares of Class A Common Stock, since it is possible that they may receive shares of Class A Common Stock held by the Estate (or proceeds from the sale of such securities) upon the death of Michele M. Rollins."

8.
We note your disclosure that Dover Motorsports is a "controlled corporation" as defined in the New York Stock Exchange rules, and that the voting agreement between the Estate of John W. Rollins and R. Randall Rollins ensures that the company will maintain this status after the tender offer. Please discuss in further the detail the impact of this designation. That is, what is the effect for the company and its stockholders of being deemed a controlled corporation?

    We will restate the first paragraph of the Section entitled, "Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Common Stock—Controlled Corporation Status," on page 20, to read as follows:

      "Controlled Corporation Status

      "We have elected to be treated as a "controlled corporation" as defined by New York Stock Exchange Rule 303A. This Rule provides that a controlled corporation need not comply with the requirements of Sections 303A.01, 303A.04 and 303A.05 of the New York Stock Exchange Listed Company Manual. Section 303A.01 requires that listed companies have a majority of independent directors. As a controlled corporation, this Section does not apply to us. We are only required to make an independence determination relative to our audit committee members—all three of whom are described as independent in our annual proxy statement. Two of our directors, Denis McGlynn and Patrick J. Bagley are executive officers of the Company and, therefore, cannot be considered independent. No other directors or their immediate family members are executive officers or employees of ours. Our Board is not required to and has not formally made an assessment as to the independence of these directors. Sections 303A.04 and 303A.05 require that listed companies have a nominating/corporate governance committee and a compensation committee, in each case composed entirely of independent directors. In addition, each committee must have a charter that addresses both the committee's purpose and responsibilities and the need for an annual performance evaluation by the committee. While we have a nominating/corporate governance committee and a compensation committee, we are not required to and do not comply with all of the provisions of Sections 303A.04 and 303A.05. We are a "controlled corporation" because a single person, Henry B. Tippie, the Chairman of our Board of Directors, controls in excess of fifty percent of our voting power. This means that he has the ability to determine the outcome of the election of directors at our annual meetings and to determine the outcome of many significant corporate transactions, many of which only require the approval of a majority of the Company's voting power. Such a concentration of voting power could also have the effect of delaying or preventing a third party from acquiring control over the Company at a premium."

Fees and Expenses, page 28

9.
We note that you will pay a fee to the dealer manager based on the number of shares tendered. We object to fees paid to a dealer manager based on tenders of subject securities it holds for its own account. See Rule 13e-4(f)(8)(ii). Please indicate whether you intend to pay fees under those circumstances. If you do not, indicate how you will ensure that. For example, what mechanism will you use to determine who holds the tendered securities when calculating the fee owed to Raymond James & Associates?

    We do not believe that paying Raymond James 5 cents per share on tenders of securities which it holds for its own account would violate Rule 13e-4(f)(8)(ii) since the fee was negotiated for services rendered as dealer manager and not to compensate the dealer manager in any way for tendering shares which it may own. However, we have been advised by Raymond James that it does not hold any shares in the Company for its own account and that it will not acquire any shares prior to the expiration of the Offer. Raymond James will provide an officer's certification to the Company to that effect. In addition, we will add the following to the end of the second paragraph of Section 16, Fees and Expenses:

      "Raymond James has advised the Company that it does not hold any shares of Common Stock or Class A Common Stock for its own account and that it will not acquire any such shares prior to the expiration of the Offer."

Letter of Transmittal

10.
We note your request that the security holder acknowledge that they "read, understands, and agrees to" the terms the offer. It is not appropriate to require a tendering security holder to attest to the fact that they "read, understands, and agrees to" the terms of the offer as such language may effectively operate as a waiver of liability. Please delete this and other similar language throughout these materials. To the extent that you have already circulated the letter of transmittal to security holders, please confirm that you will not utilize the referenced language set forth in this form as a waiver of liability against security holders.

    We have already circulated the letter of transmittal. Accordingly, we hereby confirm that we will not use the referenced language set forth in this form as a waiver of liability against security holders.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an, informed decision. Since the issuer is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

        In connection with responding to our comments, please provide, in writing, a statement from the issuer acknowledging that:

  •
  the issuer is responsible for the adequacy and accuracy of the disclosure in the filings,
  •
  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
  •
  the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

Response

        The Company acknowledges that:

  •
  The Company is responsible for the adequacy and accuracy of the disclosure in the Schedule TO, as amended.

  •
  Staff comments or changes to disclosure in response to staff comments in the Schedule TO reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

  •
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact me at (302) 475-6756 if you have any questions regarding the above or require any additional information.

        Thank you.

Very truly yours,
/s/ Klaus M. Belohoubek
Klaus M. Belohoubek Senior Vice President-General Counsel